From the Desk of

Laurence J. Pino, Esquire

December 19, 2023

Via Edgar and E-mail

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	ILS Fixed Horizon LLC Tier 2 Regulation A Offering Submission

ILS Fixed Horizon LLC

Response to SEC Letter Dated October 6, 2023

Filed December 21, 2023

File No. 024-12055

Dear Ruairi Regan, Esq.,

Thank you for your response regarding our Firm’s submission of ILS Fixed Horizon LLC (the “Company”) Form 1-A submission, File No. 024-12055. This letter serves to acknowledge our receipt of your Letter dated October 6, 2023 addressed to Tom Berry, Chief Executive Officer of the Company.

Our law firm serves as Counsel for ILS Fixed Horizon LLC, and in that capacity, have reviewed your Letter and are now providing our responses in the context of this Letter. We also advise here that the changes to the Offering Circular have moved around the page numbering mentioned in the Letter we received, and so we have updated this Letter with the headings containing the most recent page numbers for each section, for convenience of access.

Offering Statement on Form 1-A

Cover Page

1.	We have revised our response to note that the Debt Units are secured by the underlying Notes in the sense that the affiliate who originates the notes (ILS Lending LLC or Pearl Funding LLC) will also be transferring over the title of the property to which the Note is secured by, to the Company. As a result, in the event nonpayment on one of the Notes issued by the Affiliates occurs, then the Company (who purchased the Note from the Affiliates) is within its rights to foreclose on the delinquent property. Thus, as a result, we would consider that the Debt Units are technically secured by the underlying property on which the Note is on. We have gone through the Offering Circular and ensured that all disclosures have been updated to reflect the above.

Mr. Ruairi Regan, Esq. Securities and Exchange Commission Page 2 of 7

2.	We regret our inadvertent omission of the language quoted in the prior comment. We have removed all such references from the document. The Manager may not make any changes to the Unit Classes without shareholder consent. We reaffirm our prior statement that the Manager may only pause payments during a Liquidity Crunch for the Company. For further clarity, we have included the definition of a “Liquidity Crunch” and have defined it as follows:

A Liquidity Crunch occurs when the Company’s Quick Ratio (defined as the Company’s Current Assets minus its Inventory, which is then divided by the Company’s Current Liabilities) is equivalent to, or falls below, a 1.0 value for a period of two consecutive months—or two (2) consecutive thirty (30) day periods. At that juncture, the Company’s current liabilities will equal or rise above its current assets, meaning that the Debt Payments will not be able to be paid with the cash on hand, or without offloading a substantial portion of assets. During a Liquidity Crunch, the Manager shall have the sole and absolute discretion to pause Debt Payments, provided that the Manager issues a ten-day written notice to Investors prior to the pause occurring.

After the insertion of a definition for what constitutes a Liquidity Crunch, and thus outlining the mathematical scenario in which the Manager may pause payments, we believe that this resolves the comment and thus the Offering would not be in violation of the prohibited continuous offering provision found in Rule 251(d)(3)(i)(F) of Regulation A.

3.	We have made the change in part because we felt we sufficiently clarified in our above two responses that we have removed any references to the Manager being able to “make changes to the Unit Classes without Debt Unit Holder notice, or consent” and that “all payments are subject to the discretion of the Manager” from the Offering Circular. We have revised the second statement to state as follows: “In the event of a Liquidity Crunch, as defined in the Company Operating Agreement, and throughout this Offering Circular as when the Company’s Quick Ratio is equal to or falls below a value of 1.0 for a consecutive two month period, the Manager shall have the right to pause payments upon a ten (10) day written notice to Investors.” We have included these risk factors on the front page of the document.

Offering Circular Summary, page 14

4.	We have reconciled the disclosure in prior comment 6, along with the disclosure on page 34 regarding the loans offered. The loans mentioned on page 34 referred to the types of loans issued by the Affiliate, which then sells that Note back to the Company. However, we have clarified throughout the Offering Circular, and clarify here as well, that the Company itself is not issuing loans, but rather purchasing Notes for the loans described on page 34 of the Offering Circular.

Mr. Ruairi Regan, Esq. Securities and Exchange Commission Page 3 of 7

5.	We have included the requested diagram as an Exhibit to the Offering Circular, and have also attached it hereto as “Exhibit B.” We hope this diagram, although complex in nature, will give Investors a better understanding of how the Company and its Affiliates operate within their financial ecosystem. We have further revised the entire Offering Circular such that it properly indicates that the Company is purchasing Notes from Affiliates and not originating the loans themselves, therefore the Company itself is not underwriting those Notes which it ultimately ends up in possession of through purchase.

6.	Upon review, and after our communications with the SEC Examiner, we have removed any such references to offering past Regulation D Investors the opportunity to roll into the newly created Regulation A from the Offering Circular. Presently, the Company will not offer that option to existing Investors in their prior funds. Since no exchange will be taking place, we do not believe that this comment applies any longer.

Offering Circular Summary, page 14

7.	If an Investor does not request a return of their Capital Contribution, then that Capital Contribution would roll-over back into the Company, under the same Class of Units as previously purchased. However, once the Capital Contribution has rolled over at least once (meaning that the Investor did not request a Capital Withdrawal within the allotted time period for that respective Class of Units), then there is no longer any withdrawal restriction (waiting period), such that when the Investor does request their Capital Contribution returned after a roll-over period, the Manager will return it within a sixty (60) day period of receiving the written request. We have updated the Note to the Table on pgs. 3-4, and pg. 49 of the Offering Circular.

8.	When we state that the Capital Contributions can never be assured, we refer to the always-existing possibility of a severe economic downturn, causing the Company to not be able to collect on its Notes, or alternatively, to be able to offload them in sufficient quantity to repay Investors their initial Capital Contribution (this includes the ability to take over the underlying property for the Note and failing to sell it under poor economic conditions). That being said, if the Company has the cash on hand to reimburse Investors, it is wholly legally obligated to do so. Once Capital Contributions are requested, as per the withdrawal schedule listed on pg. 19 (and reprinted here) of the Offering Circular, the Manager is bound to accept:

Holders of Class A Units shall be able to request from the Manager a withdrawal of their Initial Capital Contribution sixty (60) days after their Initial Capital Contribution is received by the Company, provided that they make a written request to the Manager, and after receiving the written request, the Manager shall have an additional sixty (60) days to facilitate the withdrawal.

Holders of Class B Units shall be able to request from the Manager a withdrawal of their Initial Capital Contribution one hundred eighty (180) days after their Initial Capital Contribution is received by the Company, provided that they make a written request to the Manager, and after receiving the written request, the Manager shall have an additional sixty (60) days to facilitate the withdrawal.

Mr. Ruairi Regan, Esq. Securities and Exchange Commission Page 4 of 7

Holders of Class C Units shall be able to request from the Manager a withdrawal of their Initial Capital Contribution three hundred sixty (360) days after their Initial Capital Contribution is received by the Company, provided that they make a written request to the Manager, and after receiving the written request, the Manager shall have an additional sixty (60) days to facilitate the withdrawal.

If the Company has sufficient funds to issue a return of Capital Contributions, it shall do so. In regard to the statement that “if a Debt Unit holder requests the Capital Contribution outside of the agreed-upon withdrawal period, then it is wholly within the Manager’s discretion as to honor that withdrawal,” this means that Investors must abide by the Withdrawal Restrictions as defined above.

For example, if a Class B Investor makes a Capital Contribution to the Company on Day 1, and then requests their Capital Contribution returned by Day 100; it is wholly within the Manager’s discretion as to whether or not accept that withdrawal because they must notify the Manager at least 180-days prior to requesting a return of their Capital Contribution for Class B Units. Thus, at Day 100, the Manager is fully within their rights to refuse the withdrawal for a Class B Investor.

Offering Period, page 18

9.	We have reconciled the two statements, and have eliminated the reference to the Offering Period being extended and revised the statement to read as follows: “To begin upon qualification by the SEC, the Offering Period shall be commenced within two (2) days of the Offering being qualified by the SEC, and will terminate upon the earlier of: (i) the completion of the sale of all Units, or after a period of three (3) years (the “Offering Period”) and subject to extension or earlier termination by the issuer in accordance with SEC Regulations.”

The Offering, page 18

10.	We have included the Subscription Agreement and Operating Agreements as revised Exhibits to the current Offering and regret our inadvertent omission during the last filing.

Risk Factors, page 21

11.	We have revised the titles to the Risk Factors, as requested. Instead of stating the full first sentence within the title, we have summarized and re-titled.

12.	We have included each of the Affiliates listed in the comment and throughout the Offering Circular within each of the Risk Factors and have identified which Risk Factor we believe applies for every separate entity mentioned.

Mr. Ruairi Regan, Esq. Securities and Exchange Commission Page 5 of 7

Use of Proceeds, page 31

13.	We have added this information to the Use of Proceeds section since we felt that it was the section most appropriate to show how funds raised would be used at various levels of Capital Contributions received. However, we understand that the addition of the table may not be of substance to investors and so we have removed it.

14.	We have made the requested revisions, including for accounting those proceeds earmarked for Note purchasing. When we referred to loan issuance, that is what we meant, since the loans are technically issued by the Affiliate and the Note purchased by the Company, which entitles it to the Note Payments, from which it receives its proceeds.

Financial Performance of Company Affiliates’ Loans, page 41

15.	We have expanded upon and updated the prior table to account for those Affiliates’ most recent financial results, current as of September 30, 2023. We have also provided the requested Tables according to the SEC’s Industry Guide 5 and attached them hereto as “Exhibit A.”

Compensation of Management and Directors, page 45

16.	We have revised the Management Fee to state as follows: “The Manager is taking a 1% APR Management Fee on the total Capital Contributions under management at the beginning of each calendar month, to be paid monthly. For example, if $1,000,000 is under management at the start of the month, then the management fee would be calculated as $1,000,000 multiplied by 0.01 and then divided by 12, which leads to an approximate fee of $833.33 for that month.” We have included the expected compensation for the Manager and have also provided a mathematical figure for what we expect the compensation in the first year to be, based on if the Offering is 10% filled, 50% filled, or 100% filled. The Management Fee goes to the operational costs of the Manager, and specifically, those costs of performing due diligence analyses, and handling the day-to-day operations of the Company, for which the Manager is solely responsible for. Thus, the maximum annual management fee that the Manager could ever earn is $750,000.

For avoidance of doubt, if the Manager raises $7,500,000, then it shall be compensated an annual management of $75,000 for that year.

For avoidance of doubt, if the Manager raises $35,000,000, then it shall be compensated an annual management of $350,000 for that year.

For avoidance of doubt, if the Manager raises $75,000,000, then it shall be compensated an annual management of $750,000 for that year.

Mr. Ruairi Regan, Esq. Securities and Exchange Commission Page 6 of 7

Beneficial Ownership of the Company, page 46

17.	Please see the prior performance table, as requested, for the quarter ended September 2023. We have also reproduced this graph on pg. 41 of the Offering Circular.

Affiliate Program	Investment Objective	Investment Strategy	Total Capital	Annualized Return Gross	Income	Expenses	Net Return
ILS RE Capital	Buy Notes paying > 8%	Buy Notes paying > 8%	$8,309,225	10.751%	$690,016	$424,887	3.933%
ILS RE Capital II	Buy Notes paying > 8%	Buy Notes paying > 8%	$4,343,968	5.269%	$171,670	$117,581	1.660%
ILS Growth Fund I LP	Buy Rehab Notes paying > 10%	Buy Rehab Notes paying > 10%	$96,074,935	13.608%	$9,805,718	$906,772	12.350%
ILS Income Fund I LP	Buy NON-Rehab Notes paying > 10%	Buy NON-Rehab Notes paying > 10%	$12,612,248	10.997%	$1,040,198	$27,228	10.709%

18.	We have revised the table to include Donald Sutton and Tom Berry as beneficial owners in the Manager.

Certain Relationships and Related Party Transactions, page 47

19.	We have revised our response to the comment, and have provided the Company’s updated Operating Agreement, which includes the terms for the Management Fee. In terms of the estimated amount of the Management Fee, the Manager expects at least a $10,000,000 raise, for which it will be compensated $100,000 for the first year. In our response to Comment 16 above, we have also outlined three separate scenarios of what the Management Fee would look like, specifically at 10% raised, 50% raised, and 100% raised. The Manager is only entitled to the 1% Management Fee listed in the Offering Circular. Outside of that there are no other Fees. There is no separate agreement memorializing this 1% Management Fee outside of what is written in the Offering Circular. Since the Company and Manager are in effect controlled by Tom Berry and Donald Sutton, no additional agreement for the Management Fee was provided.

20.	This fee is calculated on an APR (annual percentage rate) basis but paid monthly and is charged on the current Capital Contributions currently under the management of the Company. We have revised the Offering Circular and Operating Agreement to indicate as such, and again provide the following example here for how it would work (this same example was also written into the Offering Circular on pgs. 19 and 45): “For example, if $1,000,000 is under management at the start of the month, then the management fee would be calculated as $1,000,000 multiplied by 0.01 and then divided by 12, which leads to an approximate fee of $833.33 for that month.”

Mr. Ruairi Regan, Esq. Securities and Exchange Commission Page 7 of 7

21.	We apologize for any confusion caused by our last response. For avoidance of doubt, the spread on the Notes is what the Company earns in total revenues, and it is from this amount from which the Debt Payments are made to Investors, who are the first ones paid under this model.

The Manager only receives its left-over share of the Company revenues after Investors have received the full amount of Debt Payments due to them, along with their Capital Contributions. Essentially, this means that, outside of the 1% Management Fee—which for clarity, we do recognize does classify as a front-end fee based on the documents referenced in the previous comments—the Manager shall earn any excess profits remaining after Debt Payments due to Investors have been satisfied and Capital Contributions returned. There are no Agreements governing the Management Fee; only what is listed in the Offering Circular.

Allocation of Profits and Losses, page 54 (Removed)

22.	We understand the confusion caused by the prior response, along with the insertion of the Allocation of Profit & Losses section, and as a result have removed it from the Offering Circular and Operating Agreement. We have reconciled both the Offering Circular and Operating Agreement to consistently state that the Debt Unit Holders (“Investors”) are not Members in the Company but do retain a right to the Debt Payments and withdrawal of their Initial Capital Contributions, and that the Manager may not amend these portions pertaining to such items in the Operating Agreement per Section 4.7 of the Operating Agreement.

Exhibits

23.	We have revised the Legal Opinion as requested by the Commission.

Should the Offering meet the Commission’s requirements, we hereby respectfully request qualification upon your review. If you should require any additional information or clarification, please do not hesitate to contact me at (407) 425-7831.

Sincerely,

/s/ Laurence J. Pino, Esq., for the firm

PINO LAW GROUP PLLC

EXHIBIT A:

INDUSTRY GUIDE 5 TABLES/FIGURES

TABLE I: EXPERIENCE IN RAISING AND INVESTING FUNDS

Program Name	Offering Period (Start - End Date)	Total Dollar Amount Offered	Total Dollar Amount Raised	Length of Offering (Months)	Months to Invest 90% of Amount Available for Investment

ILS Growth Fund I LP (Initial)	06/01/2018 - 06/30/2022	$50,000,000	$50,000,000	48	48

ILS Growth Fund I LP (2nd Offering Update)	07/01/2022 - Evergreen	$100,000,000	$96,074,935	14+	12

ILS Income Fund I LP	06/01/2018 - Evergreen	$50,000,000	$12,612,248	62+	Evergreen still raising

SEC Guidance Notes to Table I: Experience In Raising and Investing Funds

•	Table I is designed to summarize the sponsor’s experience in raising and investing funds. Although Guide 5 limits Table I to information about programs that have closed in the most recent three years, for some sponsors this may include a large number of prior programs. Based on our reviews of non-traded REIT registration statements, we believe the volume of disclosure currently provided in some cases may exceed what is necessary to adequately reflect the sponsor’s track record in raising capital and investing funds, particularly when the prior programs have investment objectives different from the registrant’s. We are concerned that the volume of information may obscure other, more important disclosure about the registrant. Therefore, we do not object if a registrant limits the Table I disclosure to the sponsor’s three most recent programs with investment objectives similar to those of the registrant. If the sponsor has fewer than three programs with investment objectives similar to those of the registrant, we would not object to inclusion of all programs with similar investment objectives and the sponsor’s most recent additional programs, such that the total number of programs included is three. Registrants should continue to apply the three-year period limitation described in Instruction 1 to Table I.

•	In addition, we generally do not object if the information included in Table I is limited to dollar amount offered, dollar amount raised, length of offering (months) and months to invest 90% of amount available for investment, as these are the metrics that most clearly reflect the sponsor’s experience

TABLE III: OPERATING RESULTS OF PRIOR PROGRAMS

Program Name	Start Date	Termination Date	Total Amount Raised	GAAP Balance Sheet Summary	Income Statement Summary	Cash Flow from Operations	Distributions per $1,000 Invested	Estimated Value per Share (if applicable)

ILS Growth Fund I LP	06/01/2018	Present (Evergreen)	$96,074,935	$104,310,346 (Assets/Liabilities)	$20,111,376 (Revenue/Expenses/Net Income)	$76,450,899	$209.33	$50,000

ILS Income Fund I LP	06/01/2018	Present (Evergreen)	$12,612,247	$12,684,231 (Assets/Liabilities)	$2,467,685 (Revenue/Expenses/Net Income)	$10,193,573	$195.66	$50,000

SEC Guidance Notes to Table III: Operating Results of Prior Programs

•	If the sponsor does not have a “public track record” and does not have at least five prior programs with similar investment objectives, then Guide 5 calls for performance disclosure of all prior programs that have closed in the most recent five years. Based on our reviews of non-traded REIT registration statements, we do not believe voluminous disclosure about non-public prior programs with different investment objectives is useful to investors in the current offering and we believe it may obscure other more important disclosure. Therefore, in these cases, we do not object if the registrant includes only the most recent additional programs that have closed in the most recent five years such that the maximum number of programs presented in the table is five.

•	We do not object if Table III is limited to summary GAAP balance sheet, income statement and cash flow from operation data, distribution data per $1,000 invested, including data on the relationship of cash flow from operations to total distributions paid, and estimated value per share if disclosed to program investors. We believe this information adequately summarizes the size, leverage, profitability and distribution-paying abilities of prior programs. We also believe that the tax-related data in Table III, while material to investors in real estate limited partnerships given the pass-through tax treatment of partnerships, is not material to investors in non-traded REITs as REITs are not pass-through vehicles for tax purposes.

TABLE IV: RESULTS OF COMPLETED PROGRAMS

Program Name	Date Closed	Duration (Months)	Aggregate Amount Raised	Annualized Return on Investment	Median Annual Leverage	Aggregate Compensation Paid to Sponsor

ILS Growth Fund I LP	Present (Evergreen)	62+	$96,074,935	Overall 4.19%; Last12Mths 10.8%	10%	$4,001,034

ILS Income Fund I LP	Present (Evergreen)	62+	$12,612,247	Overall 3.91%; Last12Mths 9.3%	5%	$492,881

SEC Guidance Notes Table IV: Results of Completed Programs

•	Consistent with the terms of Guide 5, we have traditionally requested that non-traded REITs provide Table IV data for programs that have completed operations (i.e., no longer hold properties) in the most recent five years. In our reviews of non-traded REIT registration statements, we have observed that disclosing only five years of data may result in the omission of prior program data about large, public programs that can provide useful information to potential investors about a sponsor’s track record over a complete real estate cycle. Therefore, we may request Table IV data for completed public programs with similar investment objectives that have completed operations in the most recent ten years.

•	If the sponsor does not have a “public track record” and does not have at least five prior programs with similar investment objectives, then Guide 5 calls for performance disclosure of all prior programs completed in the last five years. In our reviews of non-traded REIT registration statements, we have observed that the Guide 5 standards often result in voluminous disclosure about non-public prior programs with different investment objectives, which may not be useful to investors in the current offering and may obscure other, more important disclosure. Therefore, for sponsors that do not have a “public track record” and do not have at least five prior programs with similar investment objectives completed in the last five years, we do not object if the registrant includes only the most recent additional programs completed in the last five years such that the total number of programs covered by the table is five.

•	Table IV provides information about returns on investment in completed prior programs and puts those returns in context by disclosing the size, leverage, duration and aggregate compensation paid to the sponsor of the completed prior programs. Table IV also calls for data regarding federal income tax results and sources of distributions. Because non-traded REITs are not pass-through vehicles for tax purposes, we do not believe that the tax-related disclosure in Table IV is material to investors in non-traded REITs. In addition, while we believe source of distribution data is important to evaluating the quality and sustainability of distributions in an ongoing program, we do not think this data is relevant to evaluating the returns of a closed program where sustainability is no longer in question. Therefore, we do not object if the information in Table IV is limited to the date closed, duration (months), aggregate dollar amount raised, annualized return on investment, and median annual leverage.

•	In addition, information about the aggregate compensation paid or reimbursed to the sponsor or its affiliates may be useful to investors in Table IV, where they can see total compensation amounts in comparison to total returns to investors. Therefore, we do not object to the omission of Table II so long as the registrant includes compensation data in Table IV.

TABLE V: SALES OR DISPOSAL OF LOANS

Item No.	Date of Sale/Disposal	Title of Each Class of Property	Principal Amount of Notes	Nature and Amount of Consideration Received	Gain or (Loss) on Sale/Disposal	Name and Business Address of Purchaser	Relationship to Issuer	Terms of Transaction	Purpose of Transaction

1	Various	Secured Note from Affiliate ILS Lending LLC	$0.00 (None since sold back at Principal Amount)	Cash: $0.00 (None since sold back at Principal Amount)	$0.00 (None since sold back at Principal Amount)	ILS Lending LLC 210 Market Street El Campo TX 77437	Affiliate	Sale at principle plus accrued interest for no loss of interest income or Asset Value	To buy back loan that is in Default to Affiliate to Dispose of

SEC Guidance Notes to Table V: Sales or Disposals of Properties

•	Table V is designed to disclose to an investor the profit or loss upon the sale of properties, and the positive or negative operating cash flows during the holding period. We frequently remind registrants that the “total” column should reflect the total investment in the property, including closing costs. Therefore, the total column will be the sum of “original mortgage financing” and “total acquisition cost, capital improvement, closing and soft costs.” The last column reflects the cumulative net property operating cash receipts less expenses over the holding period. The table will therefore enable an investor to calculate the profit or loss upon the sale of the property, and will disclose the positive or negative operating cash flows during the holding period.